1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date December 5, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(1) CONNECTED TRANSACTION:

ACQUISITION OF THE MINING RIGHTS OF ZHAOLOU COAL MINE;

AND

(2) AMENDMENT TO ARTICLE 158 OF THE ARTICLES OF

ASSOCIATION

The Board announces that on 4 December 2007, Heze Neng Hua, a subsidiary of the Company, entered into the conditional Acquisition Agreement with the Parent Company regarding the acquisition of mining rights of Zhaolou Coal Mine for a cash consideration of RMB747.3 million (equivalent to approximately HK$786.4 million). As at the date of this announcement, Heze Neng Hua is a 95.67% owned subsidiary of the Company. The mining rights to be acquired in the Acquisition is one of necessary certifications for Heze Neng Hua to proceed with the commencement of coal production, after completion of the infrastructure construction, of Zhaolou Coal Mine, which is expected to be in the second half year of 2008. The Parent Company is the controlling shareholder of the Company holding 52.86% equity interest in the issued share capital of the Company. Consequently, the Parent Company is a connected person of the Company and the Acquisition constitutes a connected transaction for the Company. As one of the percentage ratios of the Acquisition exceeds 2.5%, the Acquisition is subject to the reporting, announcement as well as independent shareholders’ approval requirements under the Hong Kong Listing Rules.

In addition, the Board proposes to amend Article 158 of the articles of association of the Company to reduce the quorum requirement for the independent non-executive Directors to independently engage external auditors and consultants to provide audit and consultation services for specific matters of the Company.

The EGM will be convened for the independent shareholders of the Company to consider and, if appropriate, approve the Acquisition and the proposed amendment to the articles of association. A circular containing further detail on the Acquisition and the proposed amendments to the articles of association, a letter from the independent board committee of the Company and a letter from the independent financial adviser on the Acquisition will be despatched to the Shareholders as soon as possible.

BACKGROUND OF ACQUISITION

Heze Neng Hua is a limited liability company established by the Parent Company in October 2002 to conduct initial preparation for the coal mines, including Zhaolou Coal Mine, at the Juye Coalfield in Shandong Province. In December 2005, the Company acquired 95.67% equity interest in Heze Neng Hua from the Parent Company. The acquisition of the 95.67% equity interest in Heze Neng Hua constituted a connected transaction under the Hong Kong Listing Rules and was approved by the independent shareholders of the Company at an extraordinary general meeting held on 19 August 2005. Zhaolou Coal Mine is located in the central part of Juye Coalfield, south-west part of Shandong Province and has a surface area of about 144.89 sq. km. The main types of coal that will be produced at Zhaolou Coal Mine include mainly 1/3 coking coal and gas coal. The principal working seam contains coal products which are low in ash and sulphur, and high in volatile and specific energy.

Prior to the acquisition of the 95.67% equity interest in Heze Neng Hua by the Company, the Parent Company had already obtained the exploration rights of Zhaolou Coal Mine from the MLR and had commenced the construction works of Zhaolou Coal Mine in 2005. Pursuant to the acquisition agreement dated 16 November 2004 relating to the acquisition of the 95.67% equity interest in Heze Neng Hua by the Company and as supplemented by a supplemental agreement dated 28 June 2005, the Parent Company has irrevocably undertaken that if it obtains the mining rights of Zhaolou Coal Mine, Heze Neng Hua shall have the right at the initiative of Heze Neng Hua to purchase such mining rights from the Parent Company. In June 2006, the Parent Company obtained the mining rights of Zhaolou Coal Mine from MLR and, is in a position to transfer, subject to approval by the Shandong SASAC and MLR, such mining rights to Heze Neng Hua. Particulars of the mining right permit of Zhaolou Coal Mine obtained by the Parent Company are as follows:

Certificate Number	Mining Right Permit Grant Date	Validity Period (years)	Mining Right Expiry Date	Total Mining Area (sq. km.)	Annual Production (tonnes)
1000000610087	June 2006	30	June 2036	143.364	3 million

On 4 December 2007, Heze Neng Hua entered into the conditional Acquisition Agreement with the Parent Company for the acquisition of the mining rights of Zhaolou Coal Mine. The mining rights to be acquired in the Acquisition is one of necessary certifications for Heze Neng Hua to proceed with the commencement of coal production, after the completion of the infrastructure construction, of Zhaolou Coal Mine, which is expected to commence in the second half year of 2008.

ACQUISITION AGREEMENT

Date

4 December, 2007

Parties

Transferor:	the Parent Company
Transferee:	Heze Neng Hua

The mining rights to be acquired

The Acquisition Agreement is to acquire the mining rights of Zhaolou Coal Mine, particulars of which have been set out above.

Consideration and payment term

The consideration for the Acquisition shall be RMB747.3 million (equivalent to approximately HK$786.4 million), which is subject to the final confirmation by Shandong SASAC and MLR.

Upon satisfaction of the conditions precedent, payment of the Purchase Price shall be made by Heze Neng Hua to the Parent Company within 10 days of the registration of the mining rights of Zhaolou Coal Mine in the name of Heze Neng Hua with the relevant government authorities.

Conditions Precedent

Completion of the Acquisition Agreement is subject to, among others, the following conditions precedent:

(1)	approval by the board of the Parent Company;

(2)	approval by the board and shareholders at a general meeting of Heze Neng Hua;

(3)	approval by the Board and Shareholders at a general meeting of the Company; and

(4) approval by the relevant State owned assets supervision and administration organization and/or resources and mining supervisory authorities governing the transfer of the mining rights of Zhaolou Coal Mine, and/or other authorities (if any).

BASIS OF DETERMINATION OF THE PURCHASE PRICE

The purchase price of the mining rights of Zhaolou Coal Mine was determined after arm’s length negotiations between the Company and the Parent Company with reference to the valuation of the mining rights of Zhaolou Coal Mine prepared by Sallmanns, an independent valuer appointed by the Company. According to the valuation report prepared by Sallmanns, the valuation of the mining rights of Zhaolou Coal Mine was about RMB756 million as of 31 October 2007. The valuation was prepared on the basis of discounted cash flows. Based on the valuation and with reference to the market conditions as well as other financial and operational factors of Zhaolou Coal Mine, the Purchase Price was determined as RMB747.3 million (equivalent to approximately HK$786.4 million). The total costs for the Parent Company to obtain the exploration rights and then the mining rights of Zhaolou Coal Mine amounted to approximately RMB222 million. The mining rights were applied for by and then directly granted by MLR to the Parent Company as a wholly State-owned enterprise. Pursuant to applicable PRC laws and regulations relating to state-owned assets and coal resources, since the mining rights represent State-owned assets, transfer of such rights has to be based on market price as determined by an independent valuer. The Directors are of the view that as the purchase price of RMB747.3 million is determined based on arm’s length negotiations with reference to the valuation prepared by Sallmanns, the purchase price is fair and reasonable so far as the Company and the Shareholders as a whole are concerned.

REASONS AND BENEFITS OF THE ACQUISITION

The Company’s strategy is to sustain long-term earnings growth by (i) acquiring or investing in newly developed mines; (ii) acquiring existing and operating mines; (iii) enhancing the operating efficiency and lowering costs of its existing operations; and (iv) increasing reserves and sales of high quality coal and actively pursuing new geographical segments.

The Acquisition is one of prerequisites to commence coal production at Zhaolou Coal Mine. The coal resources in Zhaolou Coal Mine contain mainly prime quality 1/3 coking coal and gas coal, the supply of which is tight in the market. The Board believes that the Acquisition is consistent with the Company’s strategy to develop its core business lines. Furthermore, the Acquisition is expected to expand the total reserve base of high quality coal of the Company and enhance the scale and production of the Company by providing further opportunities for its operational expansion. The Acquisition will also provide the Company with further opportunities to exploit the Longwall Top Coal Caving technology, a proprietary technology of the Company. In the circular dated 30 June 2005 by the Company to its Shareholders at the time of acquisition of the 95.67% equity interest in Heze Neng Hua, it was disclosed that the total investment required for the development of Zhaolou Coal Mine had been estimated to be approximately RMB1.5 billion. Based on the unaudited records of Heze Neng Hua, as at 30 November 2007, the total amount invested for the infrastructure of Zhaolou Coal Mine was approximately RMB1,042 million and the Directors estimate that the total investment upon completion will not be materially different from the original estimated total investment, but may increase or decrease therefrom.

The Board believes that the Acquisition Agreement has been made on an arm’s length basis and that such terms are fair and reasonable insofar as the Company and the independent Shareholders are concerned and the Acquisition is in the interests of the Company and Shareholders as a whole.

The purchase price is intended to be financed by Heze Neng Hua out of its existing cash balance and loans.

INFORMATION ON THE PARTIES TO THE ACQUISITION AGREEMENT

The Parent Company is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing. As at the date of this announcement, the Parent Company is the controlling shareholder of the Company, holding 2,600,000,000 Shares of the Company, representing 52.86% of the total share capital of the Company and hence a connected person of the Company.

Heze Neng Hua was established by the Parent Company in October 2002 to conduct initial preparation for the coal mines at the Juye Coalfield in Shandong Province. Its registered capital is RMB600 million, which is held as to 95.67% (representing RMB574 million) by the Company, 3.33% (representing RMB20 million) by Shandong Bureau of Coal Geology and 1% (representing RMB.6 million) by Ministry of Coal Industry Jinan Design & Research Institute. In or about April 2007, the Board passed a resolution to increase the registered capital of Heze Neng Hua to RMB1,500 million, whereby the equity interest of the Company in Heze Neng Hua increased to 96.67% (representing RMB1,450 million), the equity interest of Shandong Bureau of Coal Geology decreased to 1.33% (representing RMB20 million) and the equity interest held by Ministry of Coal Industry Jinan Design & Research Institute rose up to 2% (representing RMB30 million). The proposed increase in registered capital of Heze Neng Hua is pending confirmation by the Shandong Provincial Administration of Industry and Commerce.

INFORMATION ON THE COMPANY

The Company is primarily engaged in underground coal mining, preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, which are suitable for large-scale power plant as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection.

GENERAL

As the Parent Company is the controlling shareholder of the Company, it is a connected person of the Company and accordingly, the Acquisition constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Further, as one of the percentage ratios exceeds 2.5%, the Acquisition is subject to the reporting, announcement as well as independent shareholders’ approval requirements under the Hong Kong Listing Rules. The Parent Company and its associates will abstain from voting at the resolution approving the Acquisition at the EGM. An independent board committee of the Company will be formed to advise the independent shareholders of the Company on whether or not the terms of the Acquisition are in the interests of the Company and are fair and reasonable so far as the Shareholders as a whole are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee regarding the terms of the Acquisition.

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

For better corporate governance purposes, the Board proposes to amend Article 158 of the articles of association of the Company to reduce the quorum requirement for the independent non-executive Directors to independently engage external auditors and consultants to provide audit and consultation services to them for specific matters in relation to the Company. Article 158 currently provides that the consent of all independent non-executive Directors is required for the engagement of external auditors and consultants for such purposes. The Board proposes that the quorum be reduced to half or more of the total number of independent non-executive Directors.

A circular containing further detail on the Acquisition and the proposed amendment to the articles of association, a letter from the independent board committee and an opinion of the independent financial adviser on the Acquisition will be despatched to the Shareholders as soon as possible after the publication of this announcement.

DEFINITIONS

“Acquisition”	the acquisition of the mining rights of the Zhaolou Coal Mine by Heze Neng Hua from the Parent Company;

“Acquisition Agreement”	the conditional agreement dated 4 December 2007 entered into between Heze Neng Hua and the Parent Company for the Acquisition;

“ADSs”	American depositary shares listed on New York Stock Exchange Inc,, each representing ownership of 50 H Shares of the Company;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Board”	the board of Directors of the Company;

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC and currently a 95.67% non-wholly owned subsidiary of the Company;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Sallmanns”	Sallmanns (Far East) Limited, an independent valuer appointed by the Company to assess the value of the mining rights of Zhaolou Coal Mine;

“MLR”	The Ministry of Land and Resources of P.R.C.

“Parent Company”	Yankuang Corporation Group Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding 52.86% of the total share capital of the Company;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Purchase Price”	the purchase price for the Acquisition, being RMB747.3 million (or equivalent to approximately HK$786.4 million);

“Shareholders”	the holders of Shares of the Company;

“Shares”	A Shares and H Shares of the Company;

“Shandong SASAC”	, State owned Assets Supervision and Administration Commission under the Shandong Provincial People’s Government.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

Zoucheng, Shandong Province, PRC, 4 December, 2007

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310